Exhibit 2.2

APF ENERGY INC.
2100, 144-4thAvenue S.W.
Calgary, Alberta T2P 3N4

Confidential	April , 2004

(the “Shareholder”)

Dear Sir:

Re:     Great Northern Exploration Ltd. (“GNEL”)

APF Energy Inc. (by itself or through one or more direct or indirect wholly owned subsidiaries of APF Energy Inc. or APF Energy Trust, or any combination thereof collectively referred to as “APF”) understands that the Shareholder owns, directly or indirectly or has control or direction over not less than             Common Shares (the “GNEL Shares”) and options (the “Target Options”) to acquire             Common Shares (the “Option Shares”) (collectively, the GNEL Shares and the GNEL Shares that may be issued on exercise of Option Shares are called the “Target Shares”) in the capital of GNEL.

1. The Offer

1.1 Subject to the terms and conditions of this agreement and an agreement between APF and GNEL dated April 6, 2004 (the “Pre-Offer Agreement”), APF is prepared to make, and following the execution of this letter agreement by the Shareholder (and similar agreements from other GNEL shareholders, as provided in the Pre-Offer Agreement), shall make, a take-over bid (the “Offer”) for all of the issued and outstanding Target Shares in accordance with the said Pre-Offer Agreement.

1.2 Subject to the provisions hereof and the provisions of the Pre-Offer Agreement, APF will, not later than April 26, 2004 or such later date as may be agreed upon by APF and GNEL, make the Offer (as amended, extended or varied from time to time) to purchase all of the outstanding Target Shares on the basis of, at the election of the holder:

(a)	$5.05 cash for each Target Share; provided that not more than $55,190,101.65 in cash (the “Cash Cap”) shall be payable in the aggregate under the Offer, with the balance being paid in Trust Units of APF Energy Trust (the “Trust”) at an exchange rate of 0.414614 Trust Units per Target Share;

(b)	0.414614 Trust Units of the Trust for each Target Share; or

(c)	subject to the stated maximum, any combination thereof.

The cash to be paid to GNEL shareholders, should the amount elected exceed the Cash Cap, shall be prorated. In the event that holders of Target Shares elect to receive, in the aggregate, greater than the Cash Cap in cash pursuant to the Offer, then such holders of Target Shares shall be deemed to have elected, on a proportionate basis, to have received Trust Units of the Trust to the extent necessary. The maximum aggregate amount of cash under the Offer is the Cash Cap. Therefore, on the Take-up Date, as is defined in the Pre-Offer Agreement, the maximum cash per Target Share will be the lesser of $5.05 and the amount determined, as of the Take-up Date, by dividing the Cash Cap by the aggregate of:

(i)	the total number of Target Shares tendered to the Offer as of the Take-up Date for which GNEL shareholders elected to receive cash; and

(ii)	the total number of Target Shares, calculated on a fully-diluted basis, less the number of Target Shares issuable pursuant to Target Options which the holders of such Target Options have agreed to cancel, terminate or surrender as contemplated by Section 2.4 of the Pre-Offer Agreement, that were not tendered to the Offer as of the Take-up Date, other than Target Shares held by APF.

1.3 Notwithstanding the foregoing, the obligation of APF to make the Offer shall be conditional on satisfaction of the conditions set forth in Schedule “A” of the Pre-Offer Agreement, which conditions shall be for the exclusive benefit of APF, which shall have the right, in its sole discretion, to waive any of the conditions in whole or in part. The Offer shall be made in accordance with all applicable laws including securities laws, rules of applicable stock exchanges and corporate laws (collectively, the “Applicable Laws”). APF agrees to take-up and pay for Target Shares validly deposited (and not withdrawn) under the Offer as required pursuant to Applicable Laws and as modified by the Pre-Offer Agreement.

2. Agreement to Tender

2.1 Subject to the terms and conditions hereof, the Shareholder hereby agrees to deposit or direct in writing any intermediary holding such shares to deposit, the Target Shares under the Offer not later than April 30, 2004, (provided that the Shareholder may make a final election for the form of consideration to be received for the Target Shares at any time prior to the Expiry Time under the Offer) and further agrees that thereafter the Shareholder will not withdraw such deposited Target Shares from the Offer under any circumstances, notwithstanding the rights granted to the Shareholder by applicable securities legislation or the terms of the Offer, except if this letter agreement is terminated prior to the taking up of the deposited Target Shares by APF.

2.2 Further to section 2.1, the Shareholder, in its capacity as a holder of Target Options, hereby agrees with APF and GNEL, that the Shareholder shall exercise all Target Options held by the Shareholder in order to enable the Shareholder to tender such Option Shares to the Offer or, alternatively, agrees to the surrender and cancellation of its Target Options in return for a payment in accordance with Section 2.4 of the Pre-Offer Agreement. Upon APF taking up and paying for the Target Shares, APF or GNEL, as the case may be, shall be entitled to terminate any such remaining Target Options that the Shareholder has not exercised or surrendered, and the Shareholder hereby relinquishes any claim to such Target Options and any claim for value therefor.

3. Obligation to Purchase the GNEL Shares

3.1 Upon the terms and subject to the conditions of the Offer, APF will take-up and pay for all GNEL Shares deposited and not withdrawn under the Offer as soon as is practicable in the circumstances after the expiry thereof, and in any event within three business days of the expiry date of the Offer or any amended or extended Offer.

4. Representation, Warranties and Covenants of the Shareholder

4.1 The Shareholder represents, warrants and covenants to APF, and acknowledges that APF is relying upon such representations, warranties and covenants in entering into this agreement that:

(a)	the Shareholder has good and sufficient power, authority and right to enter into this agreement and to complete the transactions contemplated hereby;

(b)	assuming the due execution and delivery of this agreement by APF, upon the execution and delivery hereof by the Shareholder, this agreement shall be a legal, valid and binding obligation of the Shareholder enforceable by APF against the Shareholder in accordance with its terms subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and to general principles of equity, and the consummation by the Shareholder of the transactions contemplated hereby will not constitute a violation of or default under, or conflict with, any contract, commitment, agreement, arrangement, understanding or restriction of any kind to which the Shareholder is a party or by which the Shareholder is bound;

(c)	the Shareholder is either (i) the beneficial owner of the Target Shares, or (ii) exercises control and direction over the Target Shares and has the consent of the beneficial owner to enter into this agreement; the Target Shares represent all of the securities of GNEL beneficially owned or over which control or direction is exercised by the Shareholder; and the Target Shares are free and clear of all liens, charges, encumbrances, security interests and other rights of others whatsoever and the Shareholder has good and sufficient power, authority and right to transfer or cause to be transferred the legal and beneficial title to such Target Shares to APF with good and marketable title thereto; and

(d)	the foregoing representations and warranties will be true, correct and complete on the date on which the Offer is made, in the case of (a) and (b), and on the date on which APF purchases the Target Shares, in the case of (a), (b) and (c).

4.2 The Shareholder covenants and agrees with APF, so long as the Shareholder is not entitled to withdraw the Target Shares owned by the Shareholder from the Offer, that:

(a)	it shall not sell, assign, convey or otherwise dispose of any of the Target Shares;

(b)	it shall not exercise any shareholder rights or remedies available at common law or pursuant to applicable securities or corporate laws to delay, hinder, upset or challenge the Offer; and

(c)	it shall exercise all voting rights attached to the Target Shares owned by the Shareholder to vote against any resolution to be considered by the shareholders of Target that, if approved, could reasonably be considered to reduce the likelihood of success of the Offer.

5. Representations, Warranties and Covenants of APF

5.1 APF represents, warrants and covenants to the Shareholder, and acknowledges that the Shareholder is relying upon such representations, warranties and covenants entering into this agreement, that:

(a)	it has good and sufficient power, authority and right to enter into this agreement and to complete the transactions contemplated hereby and by the Pre-Offer Agreement;

(b)	upon the due execution and delivery of this agreement by the Shareholder, this agreement shall be a legal, valid and binding obligation of APF enforceable by the Shareholder against APF in accordance with its terms, and the consummation by it of the transactions contemplated hereby will not constitute a violation of or default under, or conflict with, any contract, commitment, agreement, arrangement, understanding or restriction of any kind to which it is a party or by which it is bound; and

(c)	the foregoing representations and warranties will be true, correct and complete on the date on which the Offer is made and on the date on which APF purchases the Target Shares.

6. Shareholder as a Director

6.1 If the Shareholder is a director of GNEL, the Shareholder covenants and agrees with APF that, in the event the APF takes up and pays for any Target Shares pursuant to the Offer and thereby acquires at least majority voting control of GNEL, the Shareholder shall cooperate with APF to provide for an orderly transition of control, including resigning as a director and taking all necessary actions, at the sole cost and expense of APF, as required in order that nominees of APF are appointed as directors of GNEL in place of existing directors.

6.2 If the Shareholder is a director or officer of GNEL, nothing herein shall restrict or limit the actions of a director of officer required to be taken in the discharge of his fiduciary duties as a director or officer of GNEL.

7. Termination

7.1 The obligations hereunder of APF shall terminate at the option of APF upon written notice given by APF to the Shareholder if the Shareholder has breached or failed to perform and satisfy any of its covenants or agreements herein contained in a material respect or if any of the representations and warranties of the Shareholder contained herein is not true and correct in a material respect.

7.2 In the event of the termination of this agreement as provided in section 7.1, or in the event of termination of the Pre-Offer Agreement pursuant to Article 13 thereof, this agreement shall forthwith become void and of no further force or effect and there shall be no liability on the part of any party hereto provided that the foregoing shall not relieve any party from any liability for any breach of this agreement.

8. Fees and Expenses

8.1 APF and the Shareholder agree to pay their own respective fees and expenses incurred in connection with this agreement. Each of the parties hereto agrees to indemnify the other against any claim for a finder’s fee or other compensation validly made by any broker which has an agreement with such indemnifying party for the payment of such fee or compensation. This section 8.1 shall survive the termination of this agreement.

9. General

9.1 No disclosure of the subject matter of this agreement shall be made by the Shareholder or by APF, except to their respective counsel or to any other professional advisor engaged by them or to their respective counsel or as may be required by applicable law or regulatory authorities; provided, however, that the foregoing shall not prevent APF from disclosing the terms of this agreement in the Offer in such manner as APF or its counsel, acting reasonably, considers appropriate after consultation with counsel to GNEL.

9.2 This agreement shall not be assignable by any party hereto. Subject to the foregoing, this agreement shall be binding upon and shall enure to the benefit of and be enforceable by the Shareholder and APF and their respective successors and permitted assigns.

9.3 The representations, warranties and covenants of the Shareholder and of APF herein shall survive the consummation of the Offer and the purchase of Target Shares by APF thereunder and shall continue in full force and effect for a period of 12 months from the date hereof.

9.4 Time shall be of the essence of this agreement.

9.5 Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if personally delivered during normal business hours:

(a)	in the case of the Shareholder to the address appearing on the first page of this letter; and

(b)	in the case of APF, to the address appearing on the first page of this letter, Attention: President,

or at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this paragraph.

9.6 All references to Target Shares herein shall include any shares into which the Target Shares may be reclassified, subdivided, redivided, consolidated or converted by amendment to the articles of GNEL and the prices per share referred to herein shall be amended accordingly.

9.7 Words signifying the singular number shall include, whenever appropriate, the plural and vice versa; and words signifying the masculine gender shall include, whenever appropriate, the feminine or neuter gender.

9.8 This agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

10. Acceptance

10.1 If you are in agreement with the foregoing, kindly signify your acceptance by signing the second copy of this letter and delivering it to APF. This letter may be signed in two or more counterparts that together shall be deemed to constitute one valid and binding agreement and delivery of counterparts may be effected by means of facsimile transmission.

Yours very truly,
APF Energy Inc.

Per:

In consideration of your agreement to make the Offer as described above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Shareholder hereby irrevocably accepts the foregoing as of April    , 2004.

Per:

Authorized Signing Officer

Witness	(Signature of Shareholder, if an individual)

(Name of Shareholder, if an individual)